

November 17, 2023

Edward Schlesinger
Chief Financial Officer
Corning Incorporated
One Riverfront Plaza
Corning, NY 14831

  Re: Corning Incorporated
   Form 10-K for the Year Ended December 31, 2022
   Form 10-Q for the Period Ended September 30, 2023
   Form 8-K furnished October 24, 2023
   File No. 001-03247

Dear Edward Schlesinger:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Period Ended September 30, 2023

Goodwill, page 27

1. We note from your 2022 10-K disclosures that your last quantitative goodwill impairment test was performed in 2020 and that the fair value of your reporting units significantly exceeded the respective carrying values. Please tell us how you considered the declines in net sales and the outlook for the remainder of 2023 for certain of your segments as discussed on your third quarter earnings call in determining that an interim impairment test was not required in 2023. Please refer to ASC 350-20-35-3C.

Form 8-K furnished October 24, 2023

Exhibit 99, page 1

2. The bullet points on page 1 present core gross margin, core operating margin, and free cash flow without the most directly comparable GAAP measures. Please revise to present

       the most directly comparable measures prior to the non-GAAP measures in accordance with Item 10(e)(1)(i)(A) to prevent undue prominence.

3.   In a related matter, we note that your reconciliation of free cash flow on page 16 differs from the typical calculation of cash flows from operating activities less capital expenditures considering it also adjusts for realized gains on translated earnings contracts and translation losses on cash balances. In order to avoid potential confusion, please revise the title to adjusted free cash flow or a similar description. Refer to Question 102.07 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing